Exhibit (a)(2)

             JOULE INC. ANNOUNCES COMPLETION OF GOING-PRIVATE MERGER

         Edison, New Jersey (August 13, 2004) - JOULE Inc. (AMEX:JOL) announced today the completion of its merger (the "Merger") with JAC Acquisition Company, Inc., ("JAC") a Delaware corporation owned by Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "JAC Group").

         As a result of the Merger, each share of Joule common stock, other than shares of common stock held by the JAC Group, which were contributed to JAC immediately prior to the Merger in exchange for shares of JAC common stock, and shares of common stock held by stockholders who perfect appraisal rights under Delaware law, was converted into the right to receive the merger consideration of $1.70 per share in cash, without interest. The Certificate of Merger was filed with the Delaware Secretary of State on August 13, 2004 (the "Effective Time").

         At the Effective Time, Joule common stock ceased to be traded on the American Stock Exchange and became eligible for deregistration under the Securities Exchange Act of 1934, as amended. Joule intends to deregister its common stock as soon as possible.